Exhibit 99.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2020

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. June 30, 2020 MD&A	Page 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 6, 2020 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) for the three and six months ended June 30, 2020, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q2 2020” and “Q2 2019” are to the three months ended June 30, 2020 and June 30, 2019, respectively, and all references to “YTD 2020” and “YTD 2019” are to the six months ended June 30, 2020 and June 30, 2019, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2019 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various non-IFRS measures, such as C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Working Capital (Deficit), Available Liquidity, and Net Debt. Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward-looking information” that is subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such information will prove to be accurate, and actual results and future events may differ materially from those anticipated in such information. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on this forward-looking information. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of August 6, 2020, unless otherwise stated.

BUSINESS OVERVIEW

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the Vale do Curaçá Property, located in Bahia, Brazil. The Company’s primary asset is a 99.6% interest in the Brazilian copper mining company, Mineraҫão Caraíba S.A. (“MCSA”), 100% owner of the Vale do Curaçá Property with over 40 years of operating history in the region. The Company currently mines copper ore from the Pilar and Vermelhos underground mines. In addition to the Vale do Curaçá Property, MCSA owns 100% of the Boa Esperanҫa development project, an IOCG-type copper project located in Pará, Brazil and the Company owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Vale do Curaçá, Boa Esperanҫa and NX Gold properties, can be found on the Company’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

Ero Copper Corp. June 30, 2020 MD&A	Page 2

HIGHLIGHTS

	2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	627,071	607,959	1,235,030	717,479	1,247,612
Grade (% Cu)	1.98	1.95	1.97	1.62	1.86
Cu Production (tonnes)	11,178	10,657	21,835	10,473	21,118
Cu Production (lbs)	24,642,935	23,495,098	48,138,033	23,089,363	46,557,782
Cu Sold in Concentrate (tonnes)	10,586	10,432	21,018	10,931	20,964
Cu Sold in Concentrate (lbs)	23,338,581	22,999,136	46,337,717	24,099,753	46,218,147
C1 cash cost of copper produced (per lb)	$0.65	$0.71	$0.68	$1.04	$0.97

Gold (NX Gold Operations)

Au Production (ounces)	8,739	7,866	16,605	9,917	20,036
C1 cash cost of gold produced (per ounce)	$437	$594	$511	$517	$501

Financial information ($millions, except per share amounts)
Revenues	$70.8	$67.7	$138.5	$76.5	$148.5
Gross profit	$39.5	$30.7	$70.2	$32.1	$64.7
EBITDA	$23.4	$(50.6)	$(27.2)	$34.9	$72.1
Adjusted EBITDA	$42.4	$33.4	$75.9	$36.4	$75.7
Cash flow from operations	$42.5	$37.3	$79.8	$37.3	$62.4
Net income (loss)	$7.7	$(53.0)	$(45.3)	$15.3	$30.7
Net income (loss) attributable to owners of the Company	$7.5	$(52.8)	$(45.2)	$15.1	$30.4
Net income (loss) per share attributable to owners of the Company
- Basic	$0.09	$(0.62)	$(0.53)	$0.18	$0.36
- Diluted	$0.08	$(0.62)	$(0.53)	$0.17	$0.34
Adjusted net income attributable to owners of the Company	$20.3	$20.8	$41.1	$15.3	$31.0
Adjusted net income per share attributable to owners of the Company
- Basic	$0.24	$0.24	$0.48	$0.18	$0.37
- Diluted	$0.22	$0.23	$0.45	$0.17	$0.34

Cash and Cash Equivalents	$51.6	$44.3	$51.6	$33.5	$33.5
Working Capital Deficit	$(25.7)	$(12.4)	$(25.7)	$5.6	$5.6
Net Debt	$(130.9)	$(140.1)	$(130.9)	$(121.1)	$(121.1)

Ero Copper Corp. June 30, 2020 MD&A	Page 3

Q2 2020 Highlights

Proactive mitigation of the potential impacts of the COVID-19 pandemic

•	While the Company continues to have no disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic to date, extensive mitigation measures implemented during Q1 2020 have continued through the second quarter. Some of these measures include:

(i)	eliminated all non-essential travel to and from the Company’s mining operations;

(ii)	weekly engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions;

(iii)	reduced physical interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increasing social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limiting the number of employees in the cafeteria at any given time, cancelling all group meetings, implementing social-distancing for essential line-out meetings and encouraging work-from-home and video/telephone conferencing where feasible;

(iv)	established COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates;

(v)	purchased 5,000 COVID-19 testing kits for the Company’s operations, with the donation of a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community; and,

(vi)	implemented wellness education, health screenings and self-isolation protocols along with enhanced sanitization throughout the Company’s operations.

•	The Company bolstered its liquidity position at the onset of the pandemic, by drawing down its existing USD and BRL denominated credit facilities. YTD 2020, the Company has drawn down $14.0 million and R$97.6 million ($17.8 million) under various credit facilities as a proactive measure.

•	The Company ended the period with a robust liquidity position of $51.6 million in cash and cash equivalents – a quarter-on-quarter improvement of $7.3 million.

•	The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

Positive operational momentum into H2 2020 at MCSA Operations

•	627,071 tonnes processed grading 1.98% copper producing 11,178 tonnes of copper in concentrate after metallurgical recoveries that averaged 90.0% during the period.

•	Record C1 cash cost of $0.65 per pound of copper produced during Q2 2020, a quarter-on-quarter improvement of $0.06 per pound of copper produced (see Non-IFRS Measures).

Curaçá Valley exploration programs delivering record-setting results – shifting to more regional focus during H2 2020

•	28 drill rigs currently operating in the Curaçá Valley with an additional five drill rigs operating at the NX Gold Mine.

•	Within the Pilar Underground Mine, drilling in the Deepening Extension zone continued to confirm continuity of the high-grade ‘Superpod’ and extend f high-grade copper mineralization below the known extent of the mine. Results during the period were highlighted by hole FC5625 that intersected 96.4 meters grading 3.97% copper including 60.6 meters grading 5.61% copper, the highest grade-meter intercepted drilled by the Company in the Curaçá Valley to date, and FC5367 that intersected 29.9 meters grading 5.90% copper, representing the deepest intercept drilled by the Company in the Pilar mine to date, approximately 100 meters below the Company’s previously announced deepest intercept.

Ero Copper Corp. June 30, 2020 MD&A	Page 4

•	Within the Vermelhos Mine, the first systematic fan drilling exploration program that commenced in Q1 2020 continued to progress during the period. Access for follow-up drilling in the central area of this program, where several high-grade intercepts were previously encountered, including FVS-465 (13.4 meters grading 5.86% copper including 8.4 meters grading 7.04% copper) and FVS-638 (7.2 meters grading 2.16% copper including 2.0 meters grading 4.62% copper), was not possible due to the prioritization of production activities in the same area during the period. As a result, drill rigs were moved to the northern and southern sections of the planned fan drill program and only several holes were drilled during the period. The program is now expected to run through the end of 2020.

•	Eight drill rigs are focused on the Company’s regional exploration targets comprised of four newly interpreted mineral systems within the portfolio of targets defined by the Company’s comprehensive targeting work. Each of the new systems has an average strike length of 5 kilometers and contains multiple priority drill targets. While preliminary results continue to be encouraging, additional detail on these ongoing exploration programs continues to be expected during the second half of the year.

Exploration of the Santo Antonio Vein at the NX Gold Mine continues to demonstrate continuity of mineralization well outside of the current mineral resource

•	Drill results at the NX Gold Mine continue to demonstrate down-plunge extension of high-grade mineralization within the Santo Antonio Vein. Drilling during the period is highlighted by SA77 that intersected 5.9 meters grading 5.09 grams per tonne gold, drilled approximately 30 to 50 meters down-plunge from the limits of the current mineral resource and SA81 that intersected 2.8 meters grading 11.29 grams per tonne gold, located approximately 210 meters down-plunge from the limits of the current mineral resource. SA81 is the deepest intercept drilled in the Santo Antonio Vein to date.

Q2 2020 Financial Report

•	Record cash flows from operations: Q2 2020 cash flows from operations was a record $42.5 million, an increase of $5.2 million from $37.3 million in Q2 2019.

•	Adjusted earnings per share (see Non-IFRS Measures): Q2 2020 adjusted earnings per share was $0.24 and $0.22, on a basic and diluted basis, respectively, compared with Q2 2019 adjusted earnings per share of $0.18 and $0.17, on a basic and diluted basis, respectively.

•	Unrealized foreign exchange losses: Q2 2020 financial results were impacted by the decline of the BRL against the USD in comparison to the end of the first quarter of 2020, mainly through the change in the mark-to-market valuation of derivatives used to hedge BRL revenues. The Company recognized a $8.5 million non-cash valuation loss on its USD/BRL foreign exchange collars.

-	The Company uses these structures to hedge Brazilian Real denominated revenues. As a result of the COVID-19 pandemic and its impact on macro-economic interrelationships, there was a continual decline of BRL versus USD from the end of the first quarter and an increase in implied volatility of the BRL versus USD.
-	Generally accepted accounting standards dictate that the liability be recognized at fair value, which requires management to estimate fair value using a Black-Scholes valuation methodology and assumptions for the foreign exchange rate and volatility.
-	The Company does not believe that this impact on the income statement reflects the underlying profitability of the Company as it provides no offset for the expected future benefits of a lower BRL/USD exchange rate on operating costs and capital expenditures of the Company’s underlying business. These benefits may outweigh the Company’s projected hedge losses that may result from these liabilities.

Ero Copper Corp. June 30, 2020 MD&A	Page 5

REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

	2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	627,071	607,959	1,235,030	717,479	1,247,612
Grade (% Cu)	1.98	1.95	1.97	1.62	1.86
Cu Production (tonnes)	11,178	10,657	21,835	10,473	21,118
Cu Production (lbs)	24,642,935	23,495,098	48,138,033	23,089,363	46,557,782

Concentrate Grade (% Cu)	34.0	33.5	33.8	35.1	35.1
Recovery (%)	90.0	89.8	89.9	90.2	91.0
Concentrate Sales (tonnes)	31,138	31,129	62,267	31,233	59,898
Cu Sold in Concentrate (tonnes)	10,586	10,432	21,018	10,931	20,964
Cu Sold in Concentrate (lbs)	23,338,581	22,999,136	46,337,717	24,099,753	46,218,147

C1 cash cost of copper produced (per lb)	$0.65	$0.71	$0.68	$1.04	$0.97

MCSA operations continued to perform well during the second quarter, with notable quarter-on-quarter increases in tonnes and grades mined from the Pilar and Vermelhos mines when compared to Q1 2020. At the Pilar Mine, 371,794 tonnes of ore were mined grading 1.40% copper during the second quarter (as compared to 347,125 tonnes of ore mined grading 1.39% copper during the first quarter). At the Vermelhos Mine, 253,349 tonnes of ore were mined grading 3.26% copper during the second quarter (as compared to 234,800 tonnes grading 2.26% copper during the first quarter). In total, contributions from both mines during the period resulted in 625,143 tonnes of ore mined grading 2.15% copper. During the first half of 2020, a total of 1,207,068 tonnes of ore was mined grading 1.95% copper. Quarter-on-quarter changes in both tonnes and grades mined reflect anticipated stope sequencing.

At the Company’s milling operations within the Curaçá Valley, 627,071 tonnes of ore grading 1.98% copper was processed during Q2 2020 with average metallurgical recoveries of 90.0%. During the first half of 2020, a total of 1,235,030 tonnes of ore grading 1.97% copper was processed, resulting in 21,835 tonnes of copper produced after average metallurgical recoveries of 89.9%. Improving metallurgical recoveries remains a priority of the Company in 2020. The Company’s high-intensity grinding (“HIG”) mill circuit arrived on site during the period and installation was completed in July of 2020. Commissioning of the new regrind mill circuit is progressing using a combination of both on-site commissioning teams paired with virtual engineering support due to global travel restrictions. Despite these challenges, the mill is expected to be fully commissioned in the third quarter and should meaningfully improve overall plant performance once operational.

C1 cash costs per pound of copper produced averaged a record low $0.65 per pound of copper produced during Q2 2020, reflecting strong operational performance at the Company’s MCSA operations, continued weakness of the BRL versus the US Dollar and increased prices of gold and silver produced as by-products during the period. Combined, these factors contributed to a $0.06 decrease in C1 cash costs per pound of copper produced as compared to Q1 2020 and a $0.39 decrease as compared to Q2 2019.

During Q2 2020, the Company continued to test ore-sorting over a variety of material sources and at varying grade profiles from deposits throughout the Curaçá Valley at its ore-sorting plant. To date, the Company has tested the performance of eight discrete orebodies, and results have been encouraging. The Company will continue to operate the test program through the third quarter on the last planned orebody while data analysis, process integration and operational optimization work continues to fully quantify the benefits of pre-concentration and increased mill head-grades. Based on the test work completed to date, the Company continues to believe that ore-sorting will be an integral component to further optimize the production portfolio for the various operations of the Curaçá Valley, as well as new discoveries in the future.

Ero Copper Corp. June 30, 2020 MD&A	Page 6

The Company’s organic growth strategy remains supported by one of the world’s largest exploration programs. 28 drill rigs are currently operating in the Curaçá Valley, including nine within the Pilar District, 11 in the Vermelhos District, and there are currently eight drill rigs operating on regional exploration targets in the Curaçá Valley.

During the second quarter, the Company continued to focus its exploration efforts on three primary exploration areas within the Curaçá Valley (please refer to the Company’s press release dated June 23, 2020). These areas include:

(i)	Systematic drilling of a new ‘Superpod’ within the Pilar Mine Deepening zone that continues to demonstrate high-grade continuity outside the previously known limits of mineralization within the mine;

(ii)	extensional drilling of the Vermelhos System, both beneath the main deposits of the Vermelhos Mine and to depth within the Siriema deposit continue to demonstrate continuity of mineralization; and,

(iii)	regional work is progressing according to plan and is currently focused on four new systems within the Curaçá Valley.

In the Pilar Mine, exploration activities during the period focused on extending the limits of high-grade ‘Superpod’ mineralization of the Deepening Extension zone and upgrading resources within the zone. Drilling during the period continued to demonstrate the continuity of high-grade mineralization and wide-open potential at depth. The Company has identified a mineralized area within the Deepening Extension zone that extends over approximately 800 meters in strike length, over a total depth of approximately 500 meters and over an average thickness of approximately 15 to 20 meters with localized thicknesses of up to 50 meters. Within the total strike length, a higher-grade continuous zone with a strike-length of approximately 400 to 500 meters is emerging in the central and northern segments of the target area. The zone remains open to the north and to depth. There are currently five underground exploration drill rigs systematically drilling the defined exploration target area within the Deepening Extension zone. Due to the limits of underground infrastructure to the north, the Company has commenced a surface drill program utilizing directional drilling technology to evaluate the mineralized potential of the Deepening Project north of section 57, the most northern extent of known mineralization to date. The Company continues to be extremely pleased by the exploration results and potential to meaningfully extend the mine life while maintaining an elevated grade profile. Engineering studies to further progress the development of this new zone within the mine remain on track for inclusion into the Company’s updated mine plan, currently expected during fourth quarter of 2020.

Ongoing data compilation work combined with new drilling during the period has resulted in the delineation of a zone of thicker and continuous mineralization within the Pilar Mine at the northern extent of known mineralization in an area previously modeled as lower grade, discrete and discontinuous lenses. Mineralization in this area, known as West Limb North, runs parallel and in close proximity to the mineralization and planned mining stopes of P1P2W on the East Limb of the Pilar Mine. The potential significance of the new results within the West Limb North zone is that they define new extensions of the planned mining stopes of P1P2W, a portion of which are currently being prepared for mining. The proximity to surface and existing infrastructure in this area, allows for mined tonnages to be either hauled to surface via the primary ramp, or trucked down-hill to the underground crusher, both at relatively low transport cost and enhanced operational flexibility.

Ero Copper Corp. June 30, 2020 MD&A	Page 7

In the Vermelhos District, approximately 80 kilometers to the north of the Caraíba Mill complex, which includes the high-grade operating Vermelhos Mine, drilling is focused on both near-mine extensional drilling as well as new regional targets identified during the Company’s regional airborne survey and subsequent data compilation work of the broader Vermelhos System – a north-south trend encompassing the Vermelhos Mine, East Zone, Siriema N8/N9 deposit, and several high priority targets that extends over ten kilometers in strike length.

The first systematic fan drilling exploration program that commenced in the first quarter of 2020 continued to progress during the period. To date, approximately 25% of the program has been completed and it is now expected to run through the end of 2020. Access for follow-up drilling in the central area of this program was not possible due to the prioritization of production activities in the same area during the period. As a result, drill rigs were moved to the northern and southern sections of the planned fan drill program and only several holes were drilled during the period.

The exploration drill program at Siriema is focused on continuing to understand the relationship between the previously identified Keel Zone – a massive-sulphide breccia zone of elevated copper, nickel, cobalt and PGMs within the Siriema deposit, and a north-plunging mineralized controlling structure, or conduit, and the potential for larger zones of copper, nickel and PGM massive sulphide mineralization down-plunge of the Keel Zone along the conduit. During the period, wide-spaced, down-plunge, 200 meter step-out exploration drilling at Siriema has continued to intercept the controlling mineralized Siriema conduit at depth. To date, mineralization has now been encountered from surface to a depth of approximately 620 meters below surface and over variable thicknesses from sub 1 meter up to 20 meters. The Siriema deposit remains open to depth and to the north where drilling and down-hole electromagnetic (“EM”) work continue to evaluate the potential for higher-grade and thicker mineralization.

The Company’s multi-element inductively coupled plasma mass spectrometry (“ICP”) unit was delivered and installed during the period. This project was completed at the end of the quarter and the Company is currently ramping up daily sample volumes over the next several weeks, as scheduled. Once fully integrated, the addition to the laboratory is expected to significantly reduce cost and, more importantly, turn-around time for platinum group metal assay results.

NX Gold S.A.

	2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Operating Information
Gold (NX Gold Operations)
Ore mined (tonnes)	39,108	36,211	75,319	41,446	80,217
Ore milled (tonnes)	39,108	36,211	75,319	41,538	80,255
Head grade (grams per tonne Au)	7.75	7.76	7.76	8.06	8.40
Recovery (%)	89.6%	87.1%	88.4%	92.1%	92.3%

Gold ounces produced (oz)	8,739	7,866	16,605	9,917	20,036
Silver ounces produced (oz)	5,327	4,868	10,195	6,057	12,416

Gold sold (oz)	8,384	7,526	15,910	9,343	19,366
Silver sold (oz)	5,132	4,645	9,778	5,672	11,896

C1 cash cost of gold produced (per ounce)	$437	$594	$511	$517	$501

Ero Copper Corp. June 30, 2020 MD&A	Page 8

At the NX Gold Mine, significant quarter-on-quarter growth in tonnes mined highlights the successful ramp-up of production from the Santo Antonio Vein. Production during Q2 2020 totaled 8,739 ounces of gold and 5,327 ounces of silver (as by-product) from total mill feed of 39,108 tonnes grading 7.75 g/t gold after metallurgical recoveries of 89.6% during the period. Ore mined and gold production improved in Q2 2020 by 8% and 11%, respectively relative to the first quarter of 2020, driven by both increases in the number of working faces in operation and improved metallurgical recoveries. The NX Gold Mine achieved record C1 cash costs during Q2 2020 of $437 per ounce of gold produced, an improvement of $157 per ounce as compared to the first quarter of 2020. The Company continues to expect production to be weighted towards the second half of the year as operations continue to advance throughout the Santo Antonio Vein.

Exploration at the NX Gold Mine is primarily focused on testing down-plunge extensions of the Santo Antonio Vein. Drill results during the period continued to extend the known extent of mineralization within the Santo Antonio Vein down-plunge by a total of approximately 210 meters and over a strike length of approximately 160 meters. The vein remains open to depth. In addition, the first regional exploration campaign commenced at the NX Gold Mine during the period. Currently, five drill rigs are operating on the property.

Financial Update

Revenue: Revenues from the Company’s copper operations at MCSA decreased by 12.6% from $64.7 million in Q2 2019 to $56.5 million in Q2 2020. The decrease in revenue was primarily attributed to lower average copper prices.

Revenues from the Company’s gold operations at NX Gold increased 20.8% from $11.8 million in Q2 2019 to $14.2 million in Q2 2020. The increase was primarily a result of increased gold prices, partially offset by decreased production and decreased sales volumes.

Mine gross profit: Mine gross profit from the Company’s copper operations at MCSA totaled $29.8 million in Q2 2020 compared to $26.9 million in Q2 2019. The increase in mine gross profit was primarily driven by decrease in cash costs over the comparative period as a result of a significant weakening of the BRL versus the USD, partially offset by decreased copper prices. The Company also recognized mine gross profit of $9.7 million in Q2 2020 compared to $5.2 million in Q2 2019 from its gold operations at NX Gold.

Net income: The Company recognized net income of $7.7 million (net income per basic share of $0.09) in Q2 2020 compared to a net income of $15.3 million in Q2 2019 (net income per basic share of $0.18). The decrease was primarily attributable to the recognition of unrealized foreign exchange losses on foreign exchange currency collar contracts and foreign exchange losses on USD denominated debt of MCSA.

2020 Guidance/Outlook

•	The Company is maintaining its 2020 production guidance for the Curaçá Valley operations of 41,000 to 43,000 tonnes of copper in concentrate.

•	At the Curaçá Valley operations, the Company is maintaining its previously revised C1 cash costs guidance of US$0.70 to US$0.85 per pound of copper produced and capital expenditure guidance of US$56 to US$68 million[1].

•	The 2020 exploration program budget is maintained at the previously revised range of US$20 to US$25 million[1,2] which continues to reflect 172,000 meters of planned exploration drilling through September 2020, an annualized rate of approximately 230,000 meters, of which the majority is planned for regional exploration including drill testing of new targets identified during the Company’s airborne geophysical survey and ongoing data analysis. This compares to approximately 235,000 meters drilled during 2019 of which only 23% was allocated to regional exploration.

•	The Company is maintaining its 2020 production guidance for the NX Gold Mine of 38,000 to 40,000 ounces of gold at its previously revised C1 cash costs guidance of US$425 to US$525 per ounce of gold produced and capital expenditure guidance of US$7 and US$9 million plus US$2 to US$3 million[1,2] in exploration expenditures.[1]. Production continues to be weighted towards the second half of the year.

[1]	Refer to the Company’s press release dated May 7, 2020 for complete details of revised operating and capital cost guidance.
[2]	Exploration capital expenditure guidance for 2020 has been forecast through September of 2020 and, as with prior guidance, is dependent, in part, on future exploration success and subject to further review and revision.

Ero Copper Corp. June 30, 2020 MD&A	Page 9

2020 Production Outlook

The Company’s production guidance for 2020 remains unchanged.

Curaçá Valley Operations	2020 Guidance[1]
Tonnes Processed	2,150,000
Copper Grade (% Cu)	2.15%
Copper Recovery (%)	91.0%
Cu Production (000 tonnes)	41.0 - 43.0

NX Gold Operations	2020 Guidance[1]
Tonnes Processed	150,000
Gold Grade (gpt)	9.00
Gold Recovery (%)	90.0%
Au Production (000 ounces)	38.0 - 40.0
Ag Production (000 ounces)	n/a

(1) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2020 Cash Cost Guidance

The Company’s original guidance for 2020 had assumed a USD:BRL foreign exchange rate of 4.00, gold price of $1,450 per ounce and silver price of $17.00 per ounce. In recognition of the significant change in foreign exchange rates and precious metal prices during the first quarter of 2020, the Company previously updated its operating cost guidance assuming a USD:BRL foreign exchange rate of 4.90, gold price of $1,700 per ounce and silver price of $15.00 per ounce.

	2020 Guidance	2020 Revised Guidance
Curaçá Valley C1 Cash Cost Guidance (US$/lb)[1]	$0.85 - $0.95	$0.70 - $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)[1]	$475 - $575	$425 - $525

(1) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2020 Capital Expenditure Guidance

The Company’s original capital expenditure guidance for 2020 had assumed a USD:BRL foreign exchange rate of 4.00. In recognition of the significant change in foreign exchange rates during the first quarter of 2020, the Company previously updated its capital cost guidance assuming a USD:BRL foreign exchange rate of 4.90. Capital expenditures are presented below in USD millions.

Ero Copper Corp. June 30, 2020 MD&A	Page 10

Curaçá Valley / Copper Operations	2020 Guidance	2020 Revised Guidance Range
Pilar Mine and Caraíba Mill Complex[1]	$58.0	$45.0 - $55.0
Vermelhos Mine	$16.0	$11.0 - $13.0
Boa Esperanҫa Project	$0.2	$0.2 - $0.2
Capital Expenditure Guidance	$74.2	$56.2 - $68.2
Curaçá Valley Exploration[2]	$28.0	$20.0 - $25.0

NX Gold Operations	2020 Guidance	2020 Revised Guidance Range
Capital Expenditure Guidance	$5.7	$7.0 - $9.0
Exploration[2]	$3.5	$2.0 - $3.0
Total, NX Gold	$9.2	$9.0 – $12.0

[1]	Pilar Mine and Caraíba Mill Complex capital expenditure guidance for 2020 includes completion of the high-intensity grinding mill and operation of the ore-sorting pilot plant.
[2]	Exploration capital expenditure guidance for 2020 has been forecast through September of 2020 and, as with prior guidance, is dependent, in part, on future exploration success and subject to further review and revision.

Mineração Caraíba S.A.

Copper production from the Curaçá Valley operations for 2020 is expected to be between 41,000 and 43,000 tonnes, with ore fed solely from the Pilar and Vermelhos underground mines. Production from the Pilar Mine is expected to contribute a total of approximately 1.4 million tonnes grading 1.40% copper while production from the Vermelhos Mine is expected to contribute a total of approximately 750,000 tonnes grading 3.50% copper resulting in a blended mill head grade of approximately 2.15% copper.

NX Gold S.A.

Approximately 150,000 tonnes of ore will be mined and processed from the Santo Antonio Vein in 2020 at an average grade of 9.00 grams per tonne of gold. Following average metallurgical recoveries of 90.0%, gold production from the NX Gold Mine is expected to reach 38,000 to 40,000 ounces. The Company expects production from the NX Gold Mine to be weighted to the second half of the year as working faces continue to be developed in the Santo Antonio Vein.

Boa Esperança

A full review of the Boa Esperança Feasibility Study[1] remains ongoing with the goal of extending the potential mine life and increasing copper production among other desktop optimization initiatives. The Company expects to provide an update on these initiatives during the second half of 2020.

[1] As defined herein under “NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION”.

Ero Copper Corp. June 30, 2020 MD&A	Page 11

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q2 2020 and Q2 2019. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended	Three months ended
	Notes	June 30, 2020	June 30, 2019
Revenue	1	$70,760	$76,474
Cost of product sold	2	(30,114)	(43,282)
Sales expenses		(1,114)	(1,107)

Gross profit		39,532	32,085
Expenses
General and administrative	3	(6,073)	(7,127)
Share-based compensation		(2,723)	(1,292)
Income before the undernoted		30,736	23,666

Other income (expenses)
Finance income		530	106
Finance expense	4	(2,845)	(6,398)
Foreign exchange gain (loss)	5	(16,322)	1,583
Loss on debt settlement	6	-	(1,783)
Other income (expense)		(802)	109
Income loss before income taxes		11,297	17,283

Income tax recovery (expense)
Current		(2,798)	(2,678)
Deferred		(791)	651
	7	(3,589)	(2,027)
Net income for the period		7,708	15,256

Other comprehensive income (loss)
Foreign currency translation income (loss)	8	(14,041)	2,701
Comprehensive income (loss)		$(6,333)	$17,957

Net income attributable to:
Owners of the Company		$7,526	$15,111
Non-controlling interests		182	145
		$7,708	$15,256
Comprehensive income (loss) attributable to:
Owners of the Company		$(6,459)	$17,801
Non-controlling interests		126	156
		$(6,333)	$17,957
Net income per share attributable to owners of the Company
Net income per share
Basic		$0.09	$0.18
Diluted		$0.08	$0.17

Weighted average number of common shares outstanding
Basic		85,933,443	85,032,841
Diluted		91,428,969	90,696,926
Cash and cash equivalents		$51,617	$19,488
Total assets		$420,330	$387,860
Non-current liabilities		$207,918	$199,506

Ero Copper Corp. June 30, 2020 MD&A	Page 12

Notes:

1.	Revenues for Q2 2020 from copper sales was $56.5 million (Q2 2019 - $64.7 million), which included the sale of 10,586 copper tonnes in concentrate as compared to 10,931 copper tonnes for Q2 2019. The decrease in revenues is primarily attributed to lower average price of copper and lower volume of ore processed, partially offset by higher grade of ore processed. Revenues for Q2 2020 from gold sales was $14.2 million (Q2 2019 - $11.8 million), which included the sale of 8,384 ounces of gold, compared to 9,343 ounces of gold for Q2 2019, at a significantly higher average gold price than in the comparative quarter.

2.	Cost of product sold for Q2 2020 from copper sales was $25.6 million (Q2 2019 - $36.7 million) which consisted of $8.6 million (Q2 2019 - $9.5 million) in depreciation and depletion, $5.6 million (Q2 2019 - $9.4 million) in salaries and benefits, $3.5 million (Q2 2019 - $5.1 million) in materials and consumables, $3.6 million (Q2 2019 - $6.4 million) in contracted services, $2.9 million (Q2 2019 - $3.7 million) in maintenance costs, $1.4 million (Q2 2019 - $2.4 million) in utilities, and insignificant (Q2 2019 - $0.2 million) other costs.

Cost of product sold for Q2 2020 from gold sales was $4.5 million (Q2 2019 - $6.5 million) which primarily comprised of $1.1 million (Q2 2019 - $1.7 million) in salaries and benefits, $0.9 million (Q2 2019 - $0.9 million) in materials and consumables, $0.7 million (Q2 2019 - $0.6 million) in contracted services, $0.7 million (Q2 2019 - $1.6 million) in depreciation and depletion, $0.5 million (Q2 2019 - $1.1 million) in maintenance costs, $0.5 million (Q2 2019 - $0.6 million) in utilities, and insignificant (Q2 2019 - insignificant) other costs.

The overall decrease in cost of product sold in Q2 2020 as compared to Q2 2019 is primarily attributable to the weakened BRL, in which cost is incurred, against the USD, in which cost is reported.

3.	General and administrative expenses for Q2 2020 include $3.8 million (Q2 2019 - $3.7 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $0.2 million (Q2 2019 - $0.8 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $2.0 million (Q2 2019 - $2.6 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $1.6 million (Q2 2019 - $1.9 million) in salaries, incentive payments, and consulting fees, nominal (Q2 2019 - $0.3 million) travel-related costs, and $0.2 million (Q2 2019 - $0.2 million) in professional fees. Decrease in general and administrative expenses in Q2 2020 as compared to Q2 2019 reflect lower general and administrative expenses at the corporate head office from reduced consulting fees and travel-related costs during a period of pandemic-imposed travel restrictions, partially offset by increases from the growth of operations, particularly at MCSA, which included higher headcounts, incentive payments for exceeding board-mandated performance targets, as well as rate increases related to annual union contract negotiations at MCSA.

4.	Finance expense for Q2 2020 was $2.8 million (Q2 2019 - $6.4 million) and is primarily comprised of interest on loans at the corporate head office of $1.7 million (Q2 2019 - $2.0 million), interest on loans and borrowings at MCSA and NX Gold of $0.8 million (Q2 2019 - $0.7 million), loss on an interest rate swap derivative of $0.2 million (Q2 2019 - $1.0 million), the accretion of the asset retirement obligations of $0.2 million (Q2 2019 - $1.4 million), and other finance income of $0.1 million (Q2 2019 - other finance expense of $1.2 million).

5.	Foreign exchange loss for Q2 2020 was $16.3 million (Q2 2019 - $1.6 million). This amount is primarily comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million (Q2 2019 - nominal), a foreign exchange loss on realized derivative contracts of $4.4 million (Q2 2019 - nominal), and a foreign exchange loss on USD denominated debt of $3.0 million (Q2 2019 - $1.6 million gain) in MCSA for which the functional currency is the BRL. The foreign exchange losses were primarily a result of a strengthening of the USD against the Brazilian Real during a time of worldwide instability as a result of the Covid-19 pandemic. The foreign exchange loss on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In Q2 2019, the Company recognized a loss on debt settlement of $1.8 million, which represented the difference between the accounting fair value made to legally extinguish a bank loan held by MCSA and the carrying value of the loan at the time.

7.	In Q2 2020, the Company recognized $3.6 million in income tax expense (Q2 2019 - $2.0 million). Income taxes from operations are partially offset by the recognition of temporary deductible differences associated with MCSA’s unrealized foreign exchange losses on derivatives and loans and borrowings denominated in USD.

8.	The foreign currency translation loss is a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the Covid-19 pandemic when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. June 30, 2020 MD&A	Page 13

The following table provides a summary of the financial results of the Company for YTD 2020 and YTD 2019. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Six months ended	Six months ended
	Notes	June 30, 2020	June 30, 2019
Revenue	1	$138,505	$148,515
Cost of product sold	2	(65,925)	(81,422)
Sales expenses		(2,396)	(2,414)
Gross profit		70,184	64,679

Expenses
General and administrative	3	(13,576)	(13,750)
Share-based compensation		(4,772)	(3,135)
Income before the undernoted		51,836	47,794

Other income (expenses)
Finance income		997	242
Finance expense	4	(9,496)	(13,208)
Foreign exchange gain (loss)	5	(98,244)	1,295
Loss on debt settlement	6	-	(1,783)
Other income (expense)		(1,495)	1,157
Income (loss) before income taxes		(56,402)	35,497

Income tax recovery (expense)
Current		(3,889)	(6,896)
Deferred		15,004	2,138
	7	11,115	(4,758)
Net income (loss) for the period		(45,287)	30,739

Other comprehensive income (loss)
Foreign currency translation income (loss)	8	(63,960)	1,288
Comprehensive income (loss)		$(109,247)	$32,027
Net income (loss) attributable to:
Owners of the Company		$(45,227)	$30,434
Non-controlling interests		(60)	305
		$(45,287)	$30,739
Comprehensive income (loss) attributable to:
Owners of the Company		$(108,931)	$31,717
Non-controlling interests		(316)	310
		$(109,247)	$32,027
Net income (loss) per share attributable to owners of the Company
Net income (loss) per share
Basic		$(0.53)	$0.36
Diluted		$(0.53)	$0.34
Weighted average number of common shares outstanding
Basic		85,846,319	84,920,351
Diluted		85,846,319	90,401,277

Ero Copper Corp. June 30, 2020 MD&A	Page 14

Notes:

1.	Revenues for YTD 2020 from copper sales was $112.7 million (YTD 2019 - $124.2 million), which included the sale of 21,018 copper tonnes in concentrate as compared to 20,964 copper tonnes for YTD 2019. The decrease in revenues is primarily attributed to lower average price of copper and lower volume of ore processed, partially offset by higher grade of ore processed. Revenues for YTD 2020 from gold sales was $25.8 million (YTD 2019 - $24.3 million), which included the sale of 15,910 ounces of gold, compared to 19,366 ounces of gold for YTD 2019, at a significantly higher average gold price than the preceding comparative period.

2.	Cost of product sold for YTD 2020 from copper sales was $55.6 million (YTD 2019 - $67.6 million) which consisted of $18.1 million (YTD 2019 - $19.3 million) in depreciation and depletion, $12.6 million (YTD 2019 - $16.9 million) in salaries and benefits, $7.5 million (YTD 2019 - $8.7 million) in materials and consumables, $8.2 million (YTD 2019 - $11.5 million) in contracted services, $5.8 million (YTD 2019 - $6.7 million) in maintenance costs, $3.2 million (YTD 2019 - $4.1 million) in utilities, and $0.2 million (YTD 2019 - $0.3 million) in other costs.

Cost of product sold for YTD 2020 from gold sales was $10.3 million (YTD 2019 - $13.8 million) which primarily comprised of $2.9 million (YTD 2020 - $3.3 million) in salaries and benefits, $1.7 million (YTD 2019 - $1.2 million) in contracted services, $1.2 million (YTD 2019 - $2.1 million) in maintenance costs, $1.9 million (YTD 2019 - $1.9 million) in materials and consumables, $1.5 million (YTD 2019 - $4.0 million) in depreciation and depletion, $1.1 million (YTD 2019 - $1.1 million) in utilities, and $0.1 million (YTD 2019 - $0.1 million) in other costs.

The overall decrease in cost of product sold for YTD 2020 as compared to YTD 2019 is primarily attributable to the weakened BRL, in which cost is incurred, against the USD, in which cost is reported.

3.	General and administrative expenses for YTD 2020 include $8.6 million (YTD 2019 - $7.2 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $0.7 million (YTD 2019 - $1.3 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $4.3 million (YTD 2019 - $5.3 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $3.2 million (YTD 2019 - $3.6 million) in salaries, incentive payments, and consulting fees, $0.2 million (YTD 2019 - $0.7 million) in travel-related costs, and $0.2 million (YTD 2019 - $0.3 million) in professional fees. General and administrative expenses in YTD 2020 were comparable to that in YTD 2019, reflecting the growth of operations, particularly at MCSA, which included higher headcounts, incentive payments for exceeding board-mandated performance targets, as well as rate increases related to annual union contract negotiations at MCSA, partially offset by lower general and administrative expenses at the corporate head office from reduced consulting fees and travel-related costs during a period of pandemic-imposed travel restrictions.

4.	Finance expense for YTD 2020 was $9.5 million (YTD 2019 - $13.2 million) and was primarily comprised of interest on loans at the corporate head office of $3.5 million (YTD 2019 - $4.2 million), interest on loans and borrowings at MCSA and NX Gold of $1.8 million (YTD 2019 - $1.7 million), loss on an interest rate swap derivative of $2.0 million (YTD 2019 - $1.8 million), the accretion of the asset retirement obligations of $0.5 million (YTD 2019 - $2.7 million), and other finance expenses of $1.6 million (YTD 2019 - $2.6 million).

5.	Foreign exchange loss for YTD 2020 was $98.2 million (YTD 2019 - $1.3 million gain). This amount was primarily comprised of a foreign exchange loss on unrealized derivative contracts of $61.1 million (YTD 2019 - $0.3 million), a foreign exchange loss on USD denominated debt of $29.9 million (YTD 2019 - $1.4 million gain) in MCSA for which the functional currency is the BRL, and a foreign exchange loss on realized derivative contracts of $7.0 million (YTD 2019 - $0.7 million gain). The foreign exchange losses were primarily a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the Covid-19 pandemic. The foreign exchange loss on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In YTD 2019, the Company recognized a loss on debt settlement of $1.8 million, which represented the difference between the accounting fair value made to legally extinguish a bank loan held by MCSA and the carrying value of the loan at the time.

7.	In YTD 2020, the Company recognized a $11.1 million income tax recovery (YTD 2019 - income tax expense of $4.8 million), primarily resulting from the recognition of temporary deductible differences associated with MCSA’s unrealized foreign exchange losses on derivatives and loans and borrowings denominated in US dollars.

8.	The foreign currency translation loss is a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the Covid-19 pandemic when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. June 30, 2020 MD&A	Page 15

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	2020		2019			2018
Selected Financial Information	June 30 (1)	Mar 31 (2)	Dec 31 (3)	Sept 30 (4)	June 30	March 31	Dec 31 (5)	Sept 30
Revenue	$70.8	$67.7	$75.7	$60.6	$76.5	$72.0	$85.1	$47.3
Cost of product sold	$(30.1)	$(35.8)	$(43.0)	$(38.4)	$(43.3)	$(38.1)	$(44.7)	$(27.9)
Gross profit	$39.5	$30.7	$31.1	$21.3	$32.1	$32.6	$39.0	$18.8
Net income (loss) for period	$7.7	$(53.0)	$45.4	$16.3	$15.3	$15.5	$11.3	$5.2
Income (loss) per share attributable to owners of the Company
- Basic	$0.09	$(0.62)	$0.53	$0.19	$0.18	$0.18	$0.13	$0.06
- Diluted	$0.08	$(0.62)	$0.49	$0.18	$0.17	$0.17	$0.13	$0.06
Weighted average number of common shares
outstanding
- Basic	85,933,443	85,759,194	85,620,168	85,505,675	85,032,841	84,804,389	84,736,476	84,504,954
- Diluted	91,428,969	85,759,194	91,670,988	91,320,363	90,696,926	89,917,828	89,191,707	88,638,656

Notes:

1.	During Q2 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the Covid-19 pandemic.

2.	During the quarter ended March 31, 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with USD denominated debt held by MCSA, whose functional currency is the BRL, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and the BRL resulting from the worldwide instability in currency rates as a result of the Covid-19 pandemic.

3.	During the quarter ended December 31, 2019, the Company recognized a $25.2 million income tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

4.	During the quarter ended September 30, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, for which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including income taxes and taxes on future sales.

5.	During the quarter ended December 31, 2018, MCSA began commercial production of the Vermelhos Mine. This resulted in increased sales this quarter, generating higher net income for the period.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2020, the Company held cash and cash equivalents of $51.6 million. Cash and cash equivalents are primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents has increased by $30.1 million since December 31, 2019. The Company’s cash flows from operating, investing, and financing activities during YTD 2020 are summarized as follows:

•	Cash from operating activities of $79.8 million

•	Cash from financing activities of approximately $17.1 million, including:

o	$51.0 million proceeds from new loans and borrowings;

Ero Copper Corp. June 30, 2020 MD&A	Page 16

o	$1.7 million proceeds from exercise of stock options and warrants;

o	$0.8 million released from restricted cash

net of:

o	$29.1 million of repayment on loans and borrowings;

o	$3.7 million of payment of interest on loans and borrowings;

o	$2.2 million of lease payments;

o	$1.3 million of other finance expenses

Partially offset by:

•	Cash used in investing activities of $58.3 million, including:

o	$58.7 million of additions to mineral property, plant and equipment;

o	$0.1 million of additions to exploration and evaluation assets net of:

o	$0.6 million from financial investments

As at June 30, 2020, the Company had working capital deficit of $25.7 million, arising primarily as a result of unrealized mark-to-market values associated with foreign currency derivative contracts.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company will continuously monitor its capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. While the Company has been successful in securing financing to date, there are no guarantees that it will be able to secure such financing in the future on terms acceptable to the Company, if at all. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At June 30, 2020, we had unrestricted cash and cash equivalents of $51.6 million compared to $21.5 million at December 31, 2019. The increase is primarily due to an increase in cash from operations, and draw-downs under various credit facilities as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We have no immediate need for the funds; however, proceeds will be used for general corporate purposes as required.

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp. June 30, 2020 MD&A	Page 17

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic Risk

The recent outbreak of COVID-19 has had a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain the outbreak may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

The global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Cash and cash equivalents	$51,617	$21,485
Restricted cash	750	1,500
Accounts receivable	1,538	7,680
Deposits and other non-current assets	1,011	2,396
	$54,916	$33,061

The Company invests cash and cash equivalents as well as restricted cash with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the three and six months ended June 30, 2020 nor recognized a provision for credit losses.

Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At June 30, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $399.4 million with an average floor rate of 4.00 BRL to 1.00 USD and an average cap rate of 4.67 BRL to 1.00 USD (December 31, 2019 - notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from July 1, 2020 to March 29, 2022 and are financially settled on a net basis. The fair value of these contracts at June 30, 2020 was a liability of $61.2 million, (December 31, 2019 - $nil) which was included in derivatives in the statement of financial position. The change in fair value of foreign exchange collar contracts was a loss of $8.5 million and $61.1 million for the three and six months ended June 30, 2020, respectively, (a nominal gain and a loss of $0.3 million for the three and six months ended June 30, 2019, respectively) and has been recognized in foreign exchange loss. In addition, during the three and six months ended June 30, 2020, the Company recognized a realized loss of $4.4 million and $7.0 million, respectively (a nominal loss and a realized gain of $0.7 million for the three and six months ended June 30, 2019, respectively) related to the settlement of foreign currency forward collar contracts.

Ero Copper Corp. June 30, 2020 MD&A	Page 18

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its term facilities of $150.0 million, Brazilian Real denominated bank loans of $4.6 million, Brazilian Real denominated lines of credit of $4.1 million, and Brazilian Real denominated equipment finance loans of $2.1 million. Based on the Company’s net exposure at June 30, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at June 30, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk. The floating interest on a notional amount of $65 million was swapped for a fixed interest rate of 2.69%. The fair value of this contract at June 30, 2020 was a liability of $3.2 million (December 31, 2019 - $1.7 million) and was included in derivatives in the statement of financial position. The change in fair value of $0.2 million and $2.0 million for the three and six months ended June 30, 2020, respectively, was included in finance expense.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2019 and dated March 12, 2020 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at June 30, 2020, the Company had no material off-balance sheet arrangements.

Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a material cash outflow will occur. While the Company believes that the majority of these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $20.4 million as at June 30, 2020 (December 31, 2019 - $31.1 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Outstanding Share Data

At August 6, 2020, the Company had 86,317,959 common shares, 4,660,560 stock options, 2,766,662 warrants, and 438,463 performance share units issued and outstanding.

Ero Copper Corp. June 30, 2020 MD&A	Page 19

Related Party Disclosures

For the three months ended June 30, 2020, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the three and six months ended June 30, 2020 was $1.8 million and $3.6 million, respectively ($1.5 million and $2.9 million for the three and six months ended June 30, 2019, respectively). In addition, 43,456 options and 37,321 DSUs were issued to non-executive directors during the six months ended June 30, 2020, respectively (125,000 options for the six months ended June 30, 2019). $1.6 million and $2.9 million was recognized in share-based compensation expense for the three and six months ended June 30, 2020, respectively, for options, Share Units, and DSUs issued ($1.3 million and $3.1 million for the three and six months ended June 30, 2019, respectively).

During the three and six months ended June 30, 2020, key management personnel exercised 223,555 and 248,555 options, as well as 100,000 warrants, for cash proceeds to the Company of $0.5 million and $0.6 million, respectively (110,000 options for cash proceeds of $0.2 million for the three and six months ended June 30, 2019, respectively).

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s December 31, 2019 consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, and decommissioning liabilities provisions involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

In preparing its financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk. Derivative instruments are classified within Level 2 of the fair value hierarchy.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. For a description of the critical judgements in application of the accounting policies and information about assumptions and estimations uncertainties, refer to the Company’s MD&A for the year ended December 31, 2019, which is available on SEDAR at www.sedar.com.

Ero Copper Corp. June 30, 2020 MD&A	Page 20

Local Currency Operating Metrics – Presented in Brazilian Real

		2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Costs (MCSA Operations)
Mining - UG (Pilar)	R$	63,499	60,657	124,156	55,963	107,850
- UG (Vermelhos)		42,186	40,421	82,607	32,256	61,308
- OP		-	-	-	5,452	7,731
Processing		19,496	19,049	38,545	20,937	39,483
Indirect		13,456	12,629	26,085	10,917	23,280
Production costs		138,637	132,756	271,394	125,525	239,652
Capex development		(40,351)	(40,892)	(81,242)	(20,129)	(44,800)
By-product credits		(21,162)	(15,792)	(36,954)	(11,487)	(21,227)
Treatment, refining and other		8,751	(1,627)	7,124	238	841
C1 cash costs	R$	85,876	74,445	160,321	94,147	174,466

Breakdown Mined and Processed (tonnes)
UG Mined		672,679	612,510	1,285,189	632,716	1,174,593
OP Mined		-	-	-	478,108	712,319
Total Mined (t):		672,679	612,510	1,285,189	1,110,824	1,886,912
Total Processed (t)		627,071	607,959	1,235,030	717,479	1,247,612
Cu Production (t)		11,178	10,657	21,835	10,473	21,118
UG Mining Total - R$/tonne mined		97.13	98.26	97.67	107.62	105.87
Pilar - R$/tonne mined		87.47	79.68	83.77	102.04	100.64
Vermelhos - R$/tonne mined		111.45	125.46	118.16	117.40	116.24
OP Mining - R$/tonne mined [1]		n/a	n/a	n/a	11.40	10.85
Processing - R$/tonne processed		31.09	31.33	31.21	29.18	31.65
Indirect - R$/tonne processed		21.46	20.77	21.12	15.22	18.66

Footnotes

General - Above only includes amounts from MCSA. NX Gold operations are excluded.

[1] - There was no OP production in YTD 2020.

NON-IFRS MEASURES

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted earnings (loss) per share, net debt and working capital, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Ero Copper Corp. June 30, 2020 MD&A	Page 21

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Reconciliation:
Cost of Product Sold	$25,645	$29,954	$55,599	$36,740	$67,591
Add (less):
Depreciation/amortization/depletion	(8,565)	(9,566)	(18,131)	(9,542)	(19,304)
Incentive payments	(672)	(594)	(1,266)	-	-
Net change in inventory	700	(208)	492	(1,201)	196
Transportation costs & other	844	1,020	1,864	979	2,217
By-product credits	(3,927)	(3,543)	(7,470)	(2,936)	(5,519)
Treatment, refining, and other	1,645	(368)	1,277	82	247
Foreign exchange translation
adjustments	288	1	289	(72)	(67)
C1 cash costs	$15,958	$16,696	$32,654	$24,050	$45,361

	2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Costs
Mining	$19,614	$22,674	$42,288	$23,913	$46,226
Processing	3,618	4,273	7,891	5,345	10,266
Indirect	2,497	2,833	5,330	2,789	5,821
Production costs	25,729	29,780	55,509	32,047	62,313
Capex development	(7,489)	(9,173)	(16,662)	(5,143)	(11,680)
By-product credits	(3,927)	(3,543)	(7,470)	(2,936)	(5,519)
Treatment, refining and other	1,645	(368)	1,277	82	247
C1 cash costs	$15,958	$16,696	$32,654	$24,050	$45,361

Costs per pound
Payable copper produced (lb)	24,643	23,495	48,138	23,089	46,558
Mining	$0.80	$0.97	$0.88	$1.04	$0.99
Processing	$0.15	$0.18	$0.16	$0.23	$0.22
Indirect	$0.10	$0.12	$0.11	$0.12	$0.13
Capex development	$(0.30)	$(0.39)	$(0.35)	$(0.22)	$(0.25)
By-product credits	$(0.16)	$(0.15)	$(0.16)	$(0.13)	$(0.12)
Treatment, refining and other	$0.07	$(0.02)	$0.03	$0.00	$(0.00)
C1 cash cost of copper produced (per lb)	$0.65	$0.71	$0.68	$1.04	$0.97

Ero Copper Corp. June 30, 2020 MD&A	Page 22

C1 Cash Cost of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Reconciliation:
Cost of Product Sold	$4,469	$5,857	$10,326	$6,542	$13,831
Add (less):
Depreciation/amortization/depletion	(663)	(883)	(1,546)	(1,639)	(3,975)
Incentive payments	(103)	(172)	(275)	-	-
Net change in inventory	90	(71)	19	306	355
By-product credits	(77)	(72)	(149)	(78)	(167)
Foreign exchange translation adjustments	102	9	111	(7)	(7)
C1 cash costs	$3,818	$4,668	$8,486	$5,124	$10,037

	2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Costs
Mining	$3,527	$3,977	$7,504	$2,700	$5,367
Processing	1,496	1,798	3,294	1,826	3,493
Indirect	609	798	1,407	818	1,634
Production costs	5,632	6,573	12,205	5,344	10,494
Capex development	(1,737)	(1,833)	(3,570)	(142)	(290)
By-product credits	(77)	(72)	(149)	(78)	(167)
C1 cash costs	$3,818	$4,668	$8,486	$5,124	$10,037

Costs per ounce
Payable gold produced (ounces)	8,739	7,866	16,605	9,917	20,036
Mining	$404	$506	$452	$272	$268
Processing	$171	$229	$198	$184	$174
Indirect	$70	$101	$85	$82	$82
Capex development	$(199)	$(233)	$(215)	$(14)	$(14)
By-product credits	$(9)	$(9)	$(9)	$(8)	$(8)
C1 cash cost of gold produced (per ounce)	$437	$594	$511	$517	$501

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

-	Foreign exchange loss (gain)

-	Share based compensation

-	Loss on debt settlement

Ero Copper Corp. June 30, 2020 MD&A	Page 23

	2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Reconciliation:
Net income (loss)	$7,708	$(52,995)	$(45,287)	$15,256	$30,739
Adjustments:
Finance expenses	2,845	6,651	9,496	6,398	13,208
Tax expense (recovery)	3,589	(14,704)	(11,115)	2,027	4,758
Depreciation/amortization/depletion	9,261	10,481	19,742	11,222	23,361
EBITDA	23,403	(50,567)	(27,164)	34,903	72,066
Foreign exchange loss (gain)	16,322	81,922	98,244	(1,583)	(1,295)
Share based compensation	2,723	2,049	4,772	1,292	3,135
Loss on debt settlement	-	-	-	1,783	1,783
Adjusted EBITDA	$42,448	$33,404	$75,852	$36,395	$75,689

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations: i) share based compensation ii) unrealized foreign exchange loss (gain) on USD denominated debt in MCSA, iii) net unrealized loss (gain) on foreign exchange derivative contracts, iv) loss on debt settlement, and vi) unrealized loss (gain) on interest rate derivative contracts. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a detailed reconciliation of net income (loss) attributable to owners of the Company as reported in the Company’s consolidated financial statements to adjusted net income attributable to owners of the Company and Adjusted EPS.

	2020 - Q2	2020 - Q1	2020 - YTD	2019 - Q2	2019 - YTD
Reconciliation:
Net income (loss) as reported attributable to the owners of the Company	$7,526	$(52,753)	$(45,227)	$15,111	$30,434
Adjustments for:
Share based compensation	2,723	2,049	4,772	-	-
Unrealized foreign exchange loss (gain) on USD denominated debt in MCSA	2,984	26,766	29,750	(1,568)	(1,432)
Unrealized loss (gain) on foreign exchange derivative contracts, net of tax	7,151	43,081	50,232	(9)	255
Loss on debt settlement	-	-	-	1,776	1,776
Unrealized loss (gain) on interest rate derivative contracts	(131)	1,691	1,560	-	-
Adjusted net income attributed to owners of the Company	$20,253	$20,834	$41,087	$15,310	$31,033
Weighted average number of common shares - basic	85,933,443	85,759,194	85,846,319	85,032,841	84,920,351
Weighted average number of common shares - diluted	91,428,969	91,409,738	91,517,140	90,696,926	90,401,277
Adjusted earnings per share - basic	$0.24	$0.24	$0.48	$0.18	$0.37
Adjusted earnings per share - diluted	$0.22	$0.23	$0.45	$0.17	$0.34

Note - Starting in the fourth quarter of 2019, share based compensation is included as an adjustment to the calculation of Adjusted EPS.

Ero Copper Corp. June 30, 2020 MD&A	Page 24

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s consolidated financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt. The following table provides a calculation of net debt based on amounts presented in the Company’s consolidated financial statements as at June 30, 2020, March 31, 2020, December 31, 2019, and June 30, 2019.

	June 30,	March 31,	December 31,	June 30,
	2020	2020	2019	2019
Cash and cash equivalents	$51,617	$44,338	$21,485	$33,481
Restricted cash	750	1,125	1,500	2,250
Less: Current portion of loans and borrowings	(25,793)	(19,821)	(18,984)	(10,481)
Long-term portion of loans and borrowings	(157,482)	(165,760)	(140,386)	(146,379)
Net Debt	$(130,908)	$(140,118)	$(136,385)	$(121,129)

Working Capital (Deficit) and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facilities in place. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at June 30, 2020 and December 31, 2019.

	June 30,	December 31,
	2020	2019
Current Assets	$90,954	$75,565
Less: Current Liabilities	(116,687)	(80,481)
Working Capital (Deficit)	$(25,733)	$(4,916)
Available undrawn revolving credit facilities	-	30,000
Available Liquidity	$(25,733)	$25,084

Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There were no changes in the Company’s ICFR that materially affected, or are reasonably likely to materially affect, ICFR during Q2 2020.

Ero Copper Corp. June 30, 2020 MD&A	Page 25

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following reports:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2019 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated November 25, 2019 with an effective date of September 18, 2019, prepared by Rubens Jose De Mendonça, MAusIMM, of Planminas – Projectos e Consultoria em Mineração Ltd. (“Planminas”), Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Bernardo Horta de Cerqueira Viana, MAIG, all of GE21 Consultoria Mineral Ltda. (“GE21”), and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Vale do Curaçá Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3, 2020 with an effective date of September 30, 2019, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK” or “SRK Brazil”) as at the date of the report (now of Planminas) and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Boa Esperança Feasibility Study”).

Reference should be made to the full text of the Vale do Curaçá Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company's expected operations at the Vermelhos and Pilar Mines as well as at the NX Gold Property, drilling plans, plans for the Company's exploration program, timing of any updated mineral resource and reserve updates and technical reports, the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, the impact of new accounting standards and amendments on the Company's financial statements, and current global macroeconomic uncertainty stemming from the Covid-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this MD&A including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Vale do Curaçá Property, NX Gold Property and the Boa Esperanҫa Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Ero Copper Corp. June 30, 2020 MD&A	Page 26

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with Measured or Indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an Inferred mineral resource will be upgraded to an Indicated or Measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, Inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com.

Ero Copper Corp. June 30, 2020 MD&A	Page 27